Exhibit (a)(2)(A)
December 8, 2008
Dear Employee:
     As you are aware, Power Integrations, Inc. is conducting a stock option repurchase program.  This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of common stock of Power Integrations granted between January 1, 2004 and September 15, 2008 (“eligible options”). Power Integrations has revised this program to make the full cash payment by the first administratively practicable payroll date following the expiration of the offer.
     You may elect to sell all, some or none of your eligible options for a cash payment of $2.00 per share subject to the option for options granted during 2004 and 2005 and $4.00 per share subject to the option for options granted on or between January 1, 2006 and September 15, 2008. However, if you choose to sell an eligible option to Power Integrations, you must sell it in full. Your right to participate in the repurchase program is subject to your continued employment with Power Integrations through the expiration date as indicated in the offering materials.
     The accompanying documents describe this stock option repurchase program in detail, including possible benefits and risks of this program, and you were previously sent your personalized list of eligible options.  As this offering is subject to the federal securities laws, the accompanying materials are quite detailed.  Please take the time to review these documents and consider your decision carefully.
     We are conducting the offer to provide you with an alternative means of realizing value from your existing equity awards.  We make no recommendations as to whether you should participate in the option repurchase program, and recommend that you consult with your own advisors regarding your decision.
     If you decide to participate in the program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 p.m., Eastern Time, ON WEDNESDAY, DECEMBER 31, 2008 (or, if we extend the offer period, we will specify a later date).
     If you have any questions about this offer or the attached documents, please contact Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.

Sincerely,
/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer